July 23, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Kevin Woody
Accounting Branch Chief
Division of Corporation Finance

Re:	American Financial Realty Trust Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-31678
Dear Mr. Woody:
On behalf of American Financial Realty Trust (the “Company”), we are responding to the additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated June 19, 2007 with respect to the Company’s Annual Report on Form 10-K referenced above (the “Form 10-K”), which letter is a response to the Company’s response letter dated May 31, 2007.
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have sent to your attention three courtesy copies of this letter as filed via EDGAR.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Year Ended December 31, 2006 and 2005, page 45
1.	We have considered your response to our prior comment two. In future filings, revise your disclosure to clearly indicate that Net Operating Income is a Non-GAAP measure and provide all of the disclosures required by Item 10(e) of Regulation S-K. Please provide us with an example of the disclosure you propose to include in future filings.

Response:

The Company will revise its disclosure in future filings to clearly indicate that Net Operating Income is a Non-GAAP measure and provide disclosures as required by Item 10(e) of Regulation S-K.

An example disclosure that will be included within the MD&A section will be as follows:

We use the term “net operating income” when discussing our financial results, which represents total revenues less total property operating expenses. In our opinion, net operating income (or NOI) is helpful to investors as a measure of the Company’s performance as an equity REIT because it provides investors with an understanding of the Company’s operating performance and profitability. NOI is a non-GAAP financial measure commonly used in the REIT industry, and therefore, this measure may be useful in comparing the Company’s performance with that of other REITs. NOI should be evaluated along with GAAP net income (loss) in evaluating the performance of equity REITs.

The Company will continue to present in its MD&A disclosures a reconciliation of NOI to net income (loss).
Financial Statements
Consolidated Statements of Operations, page 74
2.	We have considered your response to our prior comment three. It remains unclear how you have complied with Rule 5-03 of Regulation S-X. Please revise your income statement presentation to present interest income and expense as components of other income and expense in accordance with Rule 5-03 or advise.

Response:

The Company will revise its income statement presentation in all future filings to present interest income and expense as components of other income and expense.
(4) Indebtedness
(c) Convertible Senior Notes, page 93
3.	We have considered your response to our prior comment four. Given that a portion of the conversion feature must be settled in cash, we are still unclear how you have determined that conversion feature does not need to be bifurcated from the host instrument and accounted for as a derivative. Please provide to us with a detailed analysis of the guidance in EITF 00-19 and SFAS 133 as it pertains to this instrument citing the specific guidance you relied on in determining that the obligation to net cash settle a portion of the conversion feature does not require you to account for the feature as a derivative.

Response:

As a follow up to our discussion with the Staff on July 17, 2007: Holders are eligible to convert their notes only in certain instances. A conversion right can be triggered as follows: (i) during any fiscal quarter commencing after the date of original issuance of the notes, if the common share price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price on that 30th trading day; (ii) if the Company called the particular notes for redemption and the redemption has not yet occurred; (iii) during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common share price on such day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or (iv) upon the occurrence of specified corporate transactions. The conversion price on December 31, 2006 was $17.65. The closing share price on this date was $11.44, and as such the notes were not convertible based on the trading price of the Company’s common shares.
Upon conversion, the Company is legally obligated to satisfy the accreted value of any notes surrendered for conversion with cash. In regards to a conversion spread, as applicable, the Company can satisfy this obligation in either cash, shares of common stock, or a combination thereof at its sole discretion. The Company’s notes meet the definition of an Instrument C as defined by EITF 90-19, and therefore are to be accounted for like convertible debt if the conversion spread meets the requirements of SFAS 133 and EITF 00-19.

We initially evaluated, and continue to evaluate, the conversion feature in accordance with SFAS 133 and EITF 00-19 and have determined that it does not need to be separated since: (i) it is indexed to the Company’s own stock in accordance with the provisions of SFAS 133 and EITF 01-6 and (ii) it would be classified in equity under EITF 00-19 as (a) the Company has the choice of net-cash settlement or settlement in its own shares for the conversion spread and (b) all the criteria in paragraphs 12-32 of EITF 00-19 have been evaluated and were met.
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If you have any questions, please feel free to contact me at 215.887.2280.

Very truly yours,
/s/ David J. Nettina

David J. Nettina Executive Vice President and Chief Financial Officer

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